SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                              ----------------

                                  FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                               SEMPRA ENERGY
                   (FORMERLY NAMED MINERAL ENERGY COMPANY)
           (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             CALIFORNIA                               33-0732627
       (STATE OF INCORPORATION                     (I.R.S. EMPLOYER
          OR ORGANIZATION)                        IDENTIFICATION NO.)


    101 ASH STREET, P.O. BOX 129400                   92112-9400
         SAN DIEGO, CALIFORNIA                        (ZIP CODE)
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

     IF THIS FORM RELATES TO THE             IF THIS FORM RELATES TO THE
     REGISTRATION OF A CLASS OF              REGISTRATION OF A CLASS OF
     SECURITIES PURSUANT TO SECTION          SECURITIES PURSUANT TO SECTION
     12(B) OF THE EXCHANGE ACT AND IS        12(B) OF THE EXCHANGE ACT AND IS
     EFFECTIVE PURSUANT TO GENERAL           EFFECTIVE PURSUANT TO GENERAL
     INSTRUCTION A.(C), PLEASE               INSTRUCTION A.(D), PLEASE
     CHECK THE FOLLOWING BOX. |X|            CHECK THE FOLLOWING BOX. |_|

     SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER TO WHICH THIS FORM
     RELATES:  333-21229

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

        TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON WHICH
        TO BE SO REGISTERED                  EACH CLASS IS TO BE REGISTERED
        -------------------                  ------------------------------
        COMMON STOCK                         PACIFIC EXCHANGE

        PREFERRED STOCK PURCHASE RIGHTS      PACIFIC EXCHANGE


      SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                    NONE



Item 1.     Description of Registrant's Securities to be Registered.

            Sempra Energy (the "Company") is authorized by its Articles of Incorporation to issue 750 million shares of common stock, no par value (the "Common Stock"), and 50 million shares of preferred stock, no par value (the "Preferred Stock"). The Preferred Stock, none of which is outstanding, is issuable in series and the Company's Board of Directors is authorized to fix the number of shares of each series and the designation thereof and to determine or alter the rights, preferences, privileges and restrictions granted to or imposed on any such series.

                  Common Stock

            The Common Stock is entitled to receive such dividends as may from time to time be declared by the Company's Board of Directors, subject to any rights of holders of outstanding shares of Preferred Stock.

            Except as otherwise provided by law, each holder of Common Stock is entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders, subject to any class or series voting rights of holders of Preferred Stock. Holders of Common Stock are not entitled to cumulate votes for the election of directors.

            In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Common Stock, subject to any rights of the holders of outstanding shares of Preferred Stock, are entitled to receive any remaining assets of the Company after the discharge of its liabilities.

            Holders of Common Stock are not entitled to preemptive rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock of the Company. The Common Stock does not contain any redemption provisions or conversion rights and is not liable to assessment or further call.

                  Preferred Share Purchase Rights

            The Board of Directors of the Company has adopted a Preferred Share Purchase Rights Plan providing that one preferred share purchase right (the "Rights") will be attached to each share of Common Stock.

            Each Right will entitle the registered holder thereof, after the Rights become exercisable and until May 31, 2008 (or the earlier redemption, exchange or termination of the Rights), to purchase from the Company one one-hundredth (1/100th) of a share of Series A Junior Participating Preferred Stock, no par value (the "Series A Preferred Stock"), of the Company at a price of $ 80.00 per one one-hundredth (1/100th) of a share of Series A Preferred Stock, subject to certain anti-dilution adjustments (the "Purchase Price"). Until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons, other than certain exempt persons, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Stock (an "Acquiring Person") or
(ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Stock (the earlier of (i) and (ii) being referred to as the "Distribution Date"), the Rights will be evidenced by certificates for the Common Stock. The Rights will be transferred with and only with the Common Stock until the Distribution Date or earlier redemption or expiration of the Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights will at no time have any voting rights.

            Each share of Series A Preferred Stock purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Stock will be entitled to a preferential liquidation payment of $100 per share plus any accrued but unpaid dividends but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 100 votes and will vote together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which the Common Stock is exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. Shares of Series A Preferred Stock will not be redeemable. These Rights are protected by customary anti-dilution provisions. Because of the dividend, liquidation and voting rights of Series A Preferred Stock, the value of one one-hundredth of a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

            In the event that a person becomes an Acquiring Person or if the Company were to be the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Common Stock were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights would thereafter be void), would thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the then current Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, the Company were to be acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were to be sold, proper provision would be made so that each holder of a Right would thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.

            At any time after a person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Stock, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which would have become void), in whole or in part, for Common Stock having an aggregate value equal to the difference between the value of the Common Stock issuable upon the exercise of the Rights and the Purchase Price payable upon such exercise.

            The Rights may be redeemed in whole, but not in part, at a price of $.001 per Right (the "Redemption Price") by the Board of Directors at any time prior to the close of business on the 10th day following the first date of public announcement that an Acquiring Person has become such. However, the Board of Directors may postpone the termination date of such redemption period. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders thereof will be to receive the Redemption Price.

            The Rights will expire on May 31, 2008 (unless earlier redeemed, exchanged or terminated). First Chicago Trust Company of New York is the Rights Agent.

            The Purchase Price payable, and the number of one one-hundredths of a share of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness, cash, securities or assets (excluding dividends payable in Series A Preferred Stock (which dividends will be subject to the adjustment described in clause (i) above) and regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend) or of subscription rights or warrants (other than those referred to above).

            Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company beyond those as an existing shareholder, including, without limitation, the right to vote or to receive dividends.

            Any of the provisions of the Rights Agreement dated as of May 26, 1998 between the Company and the Rights Agent (the "Rights Agreement") may be amended by the Board of Directors of the Company for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holder of the Rights.

            As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have attached Rights. The Company has agreed that, from and after the Distribution Date, the Company will reserve 7,500,000 shares of Series A Preferred Stock initially for issuance upon exercise of the Rights.

            The Rights are designed to assure that all of the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of the Company without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the Company's stock on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors at any time prior to the first date that a person or group has become an Acquiring Person.

      The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement which is attached as an exhibit to this Form 8-A and incorporated herein by reference.



ITEM 2.  EXHIBITS.

Exhibit
Number      Exhibit Description
-------     -------------------

1.          Rights Agreement, dated as of  May 26, 1998, between
            Sempra Energy and First Chicago Trust Company of New York, as Rights Agent, which includes as Exhibit B thereto the Form of Right Certificate (the "Rights Agreement").

2. Form of Certificate of Determination of the Series A Junior Participating Preferred Stock (attached as Exhibit A to the Rights Agreement and incorporated by reference herein).



                              SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                               SEMPRA ENERGY
                               (formerly named Mineral Energy Company)


                               By:  /s/  Richard D. Farman
                                  ------------------------------------
                                  Name:   Richard D. Farman
                                  Title:  Chairman of the Board and
                                          Chief Executive Officer


Date: June 4, 1998




                               EXHIBIT INDEX

Exhibit       Description


1.          Rights Agreement, dated as of  May 26, 1998, between
            Sempra Energy and First Chicago Trust Company of New York, as Rights Agent, which includes as Exhibit B thereto the Form of Right Certificate (the "Rights Agreement").

2. Form of Certificate of Determination of the Series A Junior Participating Preferred Stock (attached as Exhibit A to the Rights Agreement and incorporated by reference herein).